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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ---------

                                 AMENDMENT NO. 1

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             WONDERWARE CORPORATION
                            (Name of Subject Company)

                             WONDERWARE CORPORATION
                      (Name of Person(s) Filing Statement)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                   978179 10 9
                      (CUSIP Number of Class of Securities)


                                  ROY H. SLAVIN
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             WONDERWARE CORPORATION
                              100 TECHNOLOGY DRIVE
                            IRVINE, CALIFORNIA 92618
                                 (714) 727-3200
                 (Name, address, and telephone number of person
                 authorized to receive notice and communications
                    on behalf of person(s) filing statement)


                                   Copies to:

                              D. BRADLEY PECK, ESQ.
                               Cooley Godward LLP
                        4365 Executive Drive, Suite 1100
                           San Diego, California 92121
                                 (619) 550-6000

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     Wonderware Corporation, a Delaware corporation (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), originally filed by the Company on March 3, 1998, with respect to the tender offer by WDR Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Siebe plc, a public limited company organized under the laws of the United Kingdom ("Siebe"), to purchase all of the outstanding Common Stock, $0.001 par value per share (including the associated Series A Junior Participating Preferred Stock Purchase Rights) of the Company. Capitalized terms herein have the meanings assigned to them in the Schedule 14D-9, unless otherwise defined herein.

8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     On March 4, 1998, the Company was notified by the Premerger Clearance Office of the Federal Trade Commission that the waiting period applicable to the consummation of the Merger under the HSR Act expired at 11:59 p.m. on March 14, 1998, as disclosed in the joint press release issued by the Company and Siebe, a copy of which is filed as Exhibit 99.9 hereto and is incorporated herein by reference.

9.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended by the addition of the following Exhibit hereto:

     99.9 Joint Press Release issued by the Company and Siebe dated March 18, 1998.



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SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        WONDERWARE CORPORATION



Date: March 18, 1998                    /s/ Sam M. Auriemma
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                                        Sam M. Auriemma
                                        Vice President, Finance
                                        and Chief Financial Officer



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